SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) **February 22, 2007**

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	**0-7246**	**95-2636730**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

120 Genesis Boulevard, Bridgeport, WV 26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **304-842-3597**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report)

Item 8.01.   Other Events

On February 22, 2007, Petroleum Development Corporation announced acquisition of 28 producing wells and associated undeveloped acreage for a purchase price of $11,845,000. The acquisition encompasses current daily production of approximately 668 Mcfe per day (520 Mcf of gas and 25 barrels of oil per day) net to the interests acquired, 100 or more undeveloped drilling locations, 19.1 Bcfe of proved reserves and an additional 7.5 Bcfe of probable reserves.

The Press Release is attached as Exhibit 9.01.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The Exhibit is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: February 22, 2007

By: /s/ Richard McCullough
         Richard McCullough
         Chief Financial Officer